

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 19, 2015

Via E-mail
Justin Hall
Associate General Counsel
NovaBay Pharmaceuticals, Inc.
5980 Horton Street, Suite 550
Emeryville, California 94608

> **Re:** **NovaBay Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 6, 2015**
> **File No. 001-33678**

Dear Mr. Hall:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:     Via E-mail
        Abby E. Brown
        Squire Patton Boggs (US) LLP